November 20, 2012

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.

Form 10-K

Filed February 24, 2012

File No. 1-33209

Dear Mr. O’Brien:

This letter supplements and updates the correspondence that Altra Holdings, Inc. (“we” or the “Company”) provided on November 15, 2012 in response to your letter dated October 18, 2012 regarding your review of our Form 10-Q for the period ended June 30, 2012.

As disclosed in the Company’s Form 8-K filed November 20, 2012, we announced the irrevocable redemption of our Senior Secured Notes due 2016, with an effective redemption date of December 20, 2012. As a result of, and following the completion of, the redemption, the Company will no longer have any outstanding registered securities subject to guarantees and, as a result, the Company will no longer be required to include the Guarantor Subsidiaries footnote in future filings in accordance with Rule 3-10 of Regulation S-X.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely, ALTRA HOLDINGS, INC.

By:	/s/ Christian Storch
Christian Storch Chief Financial Officer